30 March 2012

Mr Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

WASHINGTON DC 20549

USA

Dear Mr Horowitz

ALUMINA LIMITED

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

FILED MAY 27, 2011

FILE NO 001-10375

We are writing to you in response to your letter dated March 15, 2011. In relation to the query contained in your letter, we comment as follows:

1.	We note your response to prior comment number 1. The disclosure in your 2010 annual report on Form 20-F indicates that your bauxite deposits may be exhausted well before the expiration of your mining rights. For instance, you disclose a mining right expiration of 2033 for your Suriname projects, yet in the notes to your AWAC Active Bauxite Interests you disclose that it is likely that your Suriname bauxite deposits will be exhausted within the next several years. Additionally we note your response to prior comment 6 in our letter dated September 23, 2011 in which you discuss timeframes associated with detailed assessments within a proposed mining area for development and exploration. Considering your responses, please provide additional disclosure regarding the timeframes for which detailed assessments have been undertaken in order to provide investors with such information as to the suitability, adequacy, and productive capacity of your facilities and to avoid possible confusion between these timeframes and the length of your mining rights. You may wish to refer to Instruction 1(a) to Item 4.D of Form 20-F.

Response:

The following is what we would propose to include in the 2011 Form 20-F:

“AWAC’s bauxite deposits are large deposit areas with mining rights that expire in all cases more than 20 years from today. Bauxite mining is planned on an incremental basis. Detailed assessments are progressively undertaken of bauxite within a proposed mining area, and mine activity is then planned to achieve a uniform quality in the supply of blended feedstock to the relevant refinery. Development work is only undertaken for specified periods, often in relation to 5 to 10 years of proposed mining. As bauxite is mined, additional exploration work is undertaken on those parts of the deposit which are included in the mine development plan and replace the bauxite that has been mined. This process is particularly applicable to bauxite mines in Australia and Brazil, which have large bauxite deposits and lengthy mining rights”.

Furthermore, bauxite is found close to the earth’s surface and does not require extensive processing to supply alumina refineries. Given the nature of how bauxite exists, the large size of AWAC’s bauxite deposits, and the length of AWAC’s mining rights, it is uneconomic for AWAC to incur significant costs to establish the extent of potential bauxite reserves that reflect the size of the bauxite deposits it has, and AWAC has determined that this would be an unnecessary expense. However, it can be the case for some bauxite deposits that they can be exhausted before the expiration of the applicable mining rights as noted on page 22 of the 2010 Annual Report which could lead to AWAC actively exploring and evaluating alternative sources of bauxite.

We would also note however, where we identify that the bauxite is expected to run out in advance of the forecasted requirements of AWAC’s alumina refining operations for the foreseeable future, our policy is to disclose that fact. Currently, this is only the case for our bauxite resources in Suriname. To that end, in addition to the footnote on page 22 of the 2010 Annual Report where we indicate that the Suriname deposits are expected to become exhausted within the next few years, the disclosure at the top of page 22 of the 2010 Annual Report specifically excludes the Suriname bauxite sources from being sufficient to meet the forecasted requirements of AWAC’s alumina refining operations for the foreseeable future. In addition, we have a risk factor on page 14 of the 2010 Annual Report that states that at current rates of production, it is likely that all Suriname current bauxite deposits will be exhausted within the next several years.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

/S/ CHRIS THIRIS
CHRIS THIRIS
CHIEF FINANCIAL OFFICER

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